Dear Shareholders

The third quarter of 1997 was an outstanding quarter for Triangle Bancorp. Net income for the quarter was $3.4 million, an increase of 17% over the same period in 1996. Earnings per share for the quarter were $.31, compared to $.27 for the third quarter of 1996, an increase of 15%. Excluding certain non-recurring charges, net income for the quarter was $3.6 million or $.33 per share.

      For the nine months ended September 30, 1997, earnings were $11.2 million, a 33% increase over the $8.4 million earned during the same period in 1996. Earnings per share were $1.02 compared to $.78 for the same period in 1996. Year-to-date results for 1997 and 1996 include after-tax, non-recurring items of $1.0 million and $237,000, respectively, which represent gains from the sale of certain branches net of non-recurring merger expenses. Excluding these items, earnings for the nine months ended September 30, 1997 were $10.1 million, a 23% increase over the $8.1 million earned during the same period in 1996.

      We are pleased with the quarter and year-to-date results as earning assets and net income growth have continued to be strong. Earnings have been fueled by the growth in net interest income as both earning assets and costing liabilities have grown approximately 26% since September 30, 1996. In addition, the Company is operating efficiently as noninterest income is significantly above the prior year level and noninterest expenses have grown less than one percent.

      Total assets as of September 30, 1997 were $1.2 billion, an increase of 25%, while net loans grew by $138 million to $777 million and deposits grew to $1.0 billion, an increase of 23%.

      In September, your Board increased the quarterly cash dividend from $.11 per share to $.12 per share. This is the second time the quarterly cash dividend has been increased this year and represents an increase of 71% over the $.07 per share paid in the third quarter of 1996.

      In August, we completed the acquisition of ten North Carolina offices of another financial institution. This acquisition resulted in an increase in deposits of $195 million and an increase in loans of $61 million. In addition, both Triangle and Bank of Mecklenburg shareholders approved our merger, which was consummated on October 2, 1997. With the completion of these transactions, we have approximately $1.5 billion in assets and operate almost 60 banking centers in North Carolina.

      On September 2, we announced that we had reached an agreement in principle to acquire Coastal Leasing Corporation of Greenville, NC, an equipment leasing company with offices in Greenville, Greensboro, Raleigh, Wilmington and Chesapeake, VA. This expansion of services to our small business customers should be completed in October of this year.

      These results could not have been achieved without you. We appreciate your continued support and, as always, we encourage you to use the services of our bank and to recommend us to others.

Sincerely,



Michael S. Patterson
President and CEO


Summary Balance Sheets
(In thousands)

                                                         9/30/97       9/30/96
Assets
Cash, Due from Banks,
         and Federal Funds Sold                       $   49,755      $  54,113
Investments, Market Value
         of $309,578 and $219,645                        308,120        220,826
Loans Less Allowance of
              $11,693 and $9,689                         777,259        640,032
Other Assets                                              70,902         49,492

         Total Assets                                 $1,206,036      $ 964,463


Liabilities and
Shareholders' Equity
Demand Deposits                                       $  165,022      $ 134,739
Interest Bearing Deposits                                861,732        701,214
Total Deposits                                         1,026,754        835,953

Other Borrowings                                          72,886         34,727
Other Liabilities                                         12,501          9,596
Total Other Liabilities                                   85,387         44,323

Total Liabilities                                      1,112,141        880,276


Shareholders' Equity
Common Stock; no par value;
         20,000 shares authorized;
         10,469 shares and 10,446
         shares outstanding at
         September 30, 1997 and
         1996, respectively                               60,172         61,411
Undivided Profits                                         32,953         23,361
Net Unrealized Loss on
         Securities Available
         for Sale                                            770           (585)
Total Shareholders' Equity                                93,895         84,187


         Total Liabilities and
         Shareholders' Equity                         $1,206,036      $ 964,463


Summary Statements of Income and Expense
(In thousands, except per share data)

                                                For the Three      For the nine
                                                Months Ended       Months Ended
                                              9/30/97  9/30/96   9/30/97   9/30/96
Interest Income                              $21,918   $18,934   $61,484   $53,905
Interest Expenses                             10,246     8,565    28,145    24,218
Net Interest Income                           11,672    10,369    33,339    29,687
Provision for Loan Losses                      1,040       300     2,370     1,335
Net Interest Income
         After Provision                      10,632    10,069    30,969    28,352
Noninterest Income                             2,401     2,104     8,502     6,680
Noninterest Expense                            7,762     7,557    21,913    21,800
Net Income Before Income Taxes                 5,271     4,616    17,558    13,233
Income Tax Expense                             1,856     1,694     6,391     4,862
Net Income                                   $ 3,415   $ 2,922    11,167     8,370
Primary Earnings per Share                   $   .31   $   .27      1.03       .78
Average Common and Common Equivalent Shares   10,917    10,774    10,893    10,789
Fully Diluted Earnings per Share             $   .31   $   .27      1.02       .78
Average Common and Common Equivalent Shares
         assuming full dilution               10,971    10,778    10,997    10,789


Significant Ratios
Return on Assets                                1.22%     1.23%     1.44%     1.23%
Return on Equity                               14.56%    13.95%    16.56%    13.66%
Efficiency Ratio                               55.16%    60.59%    52.37%    59.94%
Net Charge Offs to Average Loans                 .17%     .004%      .19%     .001%
Allowance for Loan Losses to Loans              1.48%     1.49%     1.48%     1.49%
Allowance for Loan Losses to
         Nonperforming Assets                    181%      271%      181%      271%
Closing Stock Price at Period End             $30.00%        $14.50%

Triangle Bank Office Locations

Bailey
Battleboro
Benson
Carrboro
Cary (2)
Chapel Hill (2)
Clayton (2)
Creedmoor
Dunn (2)
Durham
Fairmont
Fayetteville (2)
Fremont
Fuquay-Varina
Garner
Goldsboro (3)
Greenville (2)
Hamlet
Havelock
Lillington
Lumberton (2)
Middlesex
Mount Olive
Nashville
New Bern (2)
Oxford (2)
Plymouth
Raleigh (4)
Red Oak
Rocky Mount
Roper
Sanford
Scotland Neck
Seaboard
Sharpsburg
Spring Hope
Tarboro (2)
Wallace
Whiteville (2)
Wilmington

Shareholder Information

Stock Transfer Agent and Registrar:
First Citizens Bank
Stock Transfer Department
2917 Highwoods Boulevard
Raleigh, North Carolina 27604
1-800-662-7130

Stock Listing:
The common stock of Triangle Bancorp is
traded on the NASDAQ National Market System under the ticker symbol TRBC.

Market Makers:
Dean Witter Reynolds
Herzog, Heine, Geduld, Inc.
Interstate/Johnson Lane
Legg Mason Wood Walker, Inc.
Raymond James & Associates, Inc.
Robinson Humphrey Co., Inc.
Sandler O'Neill & Partners
Scott & Stringfellow
Wedbush Morgan Securities, Inc.
Wheat First Securities, Inc.

Triangle Bancorp, Inc. and Subsidiaries

Website: www.trianglebank.com